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Exhibit 99.1

QWEST COMMUNICATIONS INTERNATIONAL INC.

QUARTERLY SEGMENT INCOME
(UNAUDITED)

	2009	2008				2007
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	(Dollars in millions, subscribers and access lines in thousands)
Total segment revenue	$3,093	$3,215	$3,286	$3,291	$3,318	$3,338	$3,338	$3,364	$3,360
Total segment expenses	1,498	1,598	1,782	1,713	1,738	1,767	1,750	1,740	1,749

Total segment income	$1,595	$1,617	$1,504	$1,578	$1,580	$1,571	$1,588	$1,624	$1,611

Total segment margin percentage :	52%	50%	46%	48%	48%	47%	48%	48%	48%
Total access lines	11,222	11,565	11,869	12,189	12,497	12,789	13,032	13,272	13,551

Business markets:
Revenue:
Data and Internet services	$660	$696	$679	$644	$618	$637	$602	$586	$578
Voice services	357	354	365	369	374	368	374	382	385

Total revenue	1,017	1,050	1,044	1,013	992	1,005	976	968	963

Expenses:
Direct segment expenses	292	327	339	292	282	307	261	267	246
Assigned facility, net work and other expenses	329	329	336	340	335	336	324	317	322

Total expenses	621	656	675	632	617	643	585	584	568

Income	$396	$394	$369	$381	$375	$362	$391	$384	$395

Margin percentage	39%	38%	35%	38%	38%	36%	40%	40%	41%
Access lines	2,582	2,636	2,680	2,713	2,748	2,791	2,807	2,822	2,845

Mass markets:
Revenue:
Data and Internet services	$350	$344	$340	$340	$333	$315	$305	$290	$276
Voice services	919	943	970	989	1,022	1,040	1,058	1,076	1,084
Wireless services(1)	55	89	116	125	129	132	137	133	133

Total revenue	1,324	1,376	1,426	1,454	1,484	1,487	1,500	1,499	1,493

Expenses:
Direct segment expenses	288	294	323	328	354	375	368	355	356
Assigned facility, network and other expenses	312	346	428	397	409	415	419	414	410

Total expenses	600	640	751	725	763	790	787	769	766

Income	$724	$736	$675	$729	$721	$697	$713	$730	$727

Margin percentage	55%	53%	47%	50%	49%	47%	48%	49%	49%
Broadband subscribers	2,889	2,847	2,793	2,732	2,701	2,611	2,516	2,405	2,305

Video subscribers	832	798	761	722	690	649	605	554	491

Wireless subscribers	747	717	772	811	816	824	819	807	812

Access lines	7,537	7,796	8,022	8,266	8,502	8,707	8,887	9,065	9,273

Wholesale markets(2):
Revenue:
Data and Internet services	$353	$357	$354	$349	$351	$346	$344	$345	$345
Voice services	399	432	462	475	491	500	518	552	559

Total revenue	752	789	816	824	842	846	862	897	904

Expenses:
Direct segment expenses	49	43	45	46	45	19	48	48	53
Assigned facility, network and other expenses	228	259	311	310	313	315	330	339	362

Total expenses	277	302	356	356	358	334	378	387	415

Income	$475	$487	$460	$468	$484	$512	$484	$510	$489

Margin percentage	63%	62%	56%	57%	57%	61%	56%	57%	54%
Access lines	1,103	1,133	1,167	1,210	1,247	1,291	1,338	1,385	1,433

(1)
The decrease in wireless services revenue in 2009 and 2008 compared to 2007 is primarily due to fewer wireless subscribers as we transition to selling Verizon Wireless services. We record the revenue that we earn from our Verizon Wireless arrangement in voice services revenue. Only revenue associated with our pre-existing arrangement is recorded in wireless services revenue.

(2)
Long-distance services revenue, primarily in our wholesale markets segment, of $88 million and $93 million was reclassified from data and Internet services revenue to voice services revenue for the years ended December 31, 2008 and 2007, respectively.

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  Exhibit 99.1
QWEST COMMUNICATIONS INTERNATIONAL INC. QUARTERLY SEGMENT INCOME (UNAUDITED)